Exhibit 23.12 - Accountant Constent-Dermond


MAY BOCTOR, CA

I am writing to confirm that I am aware that the financial statements for Dermond Expert Consultants, Inc. for the period ending November 30, 2001 are being used in connection with the consolidated financial statements of Mackenzie Bay International for the quarter ending March 31, 2002.

/s/ May Boctor
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    May Boctor
    Chartered Accountant

Montreal, Quebec
July 25, 2002